SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

ASCEND ACQUISITION CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

0435OH 308

(CUSIP Number)

Sam Humphreys, Chairman

Selling Source, LLC

c/o London Bay Capital, LLC

15 Funston Avenue

San Francisco, CA 94129

(415)-292-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0435OH 308	Page 2 of 9 pages

1.	NAME OF REPORTING PERSON Selling Source, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 20,000,000 (1)
	8.	SHARED VOTING POWER 10,000,000 (2)
	9.	SOLE DISPOSITIVE POWER 20,000,000 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8 (3)
14.	TYPE OF REPORTING PERSON OO

(1)	The shares of common stock, par value $0.0001 (the “Common Stock”) of Ascend Acquisition Corp. (the “Issuer”) covered by this item were issued to Selling Source, LLC in connection with the mergers described in this Schedule 13D and as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 5, 2013 (the “Mergers”).
(2)	The shares of Common Stock of the Issuer covered by this item were issued to the sole holder of New York Publishing Group, Inc. in connection with the Mergers, and which Selling Source has the power to vote pursuant to the Voting Rights Agreement, as described in Items 2, 4 and 6 below.
(3)	This percentage is based on an aggregate total of 59,011,675 shares of the Issuer issued and outstanding immediately after completion of the Mergers, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 5, 2013.

CUSIP No. 0435OH 308	Page 3 of 9 pages

1.	NAME OF REPORTING PERSON London Bay – TSS Acquisition Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 20,000,000 (1)
	8.	SHARED VOTING POWER 10,000,000 (2)
	9.	SOLE DISPOSITIVE POWER 20,000,000 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8 (3)
14.	TYPE OF REPORTING PERSON OO

(1)	The shares of common stock, par value $0.0001 (the “Common Stock”) of Ascend Acquisition Corp. (the “Issuer”) covered by this item were issued to Selling Source, LLC in connection with the mergers described in this Schedule 13D and as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 5, 2013 (the “Mergers”).
(2)	The shares of Common Stock of the Issuer covered by this item were issued to the sole holder of New York Publishing Group, Inc. in connection with the Mergers, and which Selling Source has the power to vote pursuant to the Voting Rights Agreement, as described in Items 2, 4 and 6 below.
(3)	This percentage is based on an aggregate total of 59,011,675 shares of the Issuer issued and outstanding immediately after completion of the Mergers, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 5, 2013.

CUSIP No. 0435OH 308	Page 4 of 9 pages

1.	NAME OF REPORTING PERSON London Bay –TSS Holding Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 20,000,000 (1)
	8.	SHARED VOTING POWER 10,000,000 (2)
	9.	SOLE DISPOSITIVE POWER 20,000,000 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8 (3)
14.	TYPE OF REPORTING PERSON OO

(1)	The shares of common stock, par value $0.0001 (the “Common Stock”) of Ascend Acquisition Corp. (the “Issuer”) covered by this item were issued to Selling Source, LLC in connection with the mergers described in this Schedule 13D and as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 5, 2013 (the “Mergers”).
(2)	The shares of Common Stock of the Issuer covered by this item were issued to the sole holder of New York Publishing Group, Inc. in connection with the Mergers, and which Selling Source has the power to vote pursuant to the Voting Rights Agreement, as described in Items 2, 4 and 6 below.
(3)	This percentage is based on an aggregate total of 59,011,675 shares of the Issuer issued and outstanding immediately after completion of the Mergers, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 5, 2013.

CUSIP No. 0435OH 308	Page 5 of 9 pages

1.	NAME OF REPORTING PERSON London Bay Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 20,000,000 (1)
	8.	SHARED VOTING POWER 10,000,000 (2)
	9.	SOLE DISPOSITIVE POWER 20,000,000 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8 (3)
14.	TYPE OF REPORTING PERSON OO

(1)	The shares of common stock, par value $0.0001 (the “Common Stock”) of Ascend Acquisition Corp. (the “Issuer”) covered by this item were issued to Selling Source, LLC in connection with the mergers described in this Schedule 13D and as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 5, 2013 (the “Mergers”).
(2)	The shares of Common Stock of the Issuer covered by this item were issued to the sole holder of New York Publishing Group, Inc. in connection with the Mergers, and which Selling Source has the power to vote pursuant to the Voting Rights Agreement, as described in Items 2, 4 and 6 below.
(3)	This percentage is based on an aggregate total of 59,011,675 shares of the Issuer issued and outstanding immediately after completion of the Mergers, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 5, 2013.

CUSIP No. 0435OH 308	Page 6 of 9 pages

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Ascend Acquisition Corp., a Delaware corporation (“Ascend” or the “Issuer”). The principal executive offices of the Issuer are located at 525 Washington Avenue, 26th Floor, Jersey City, New Jersey 07310.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) The undersigned hereby files this Schedule 13D on behalf of London Bay Capital, LLC, a Delaware limited liability company (“LBC”), London Bay –TSS Holding Company, LLC, a Delaware limited liability company (“LBHC”), London Bay – TSS Acquisition Company, LLC, a Delaware limited liability company (“LB-TSS”) and Selling Source, LLC, a Delaware limited liability company (“Selling Source”). LBC, LBHC, LB-TSS and Selling Source are sometimes hereinafter referred to as the “Reporting Persons.”

(b) The principal place of business and principal executive office of each of LBC, LBHC, LB-TSS and Selling Source is c/o London Bay Capital, LLC, 15 Funston Avenue, San Francisco, California, 94129.

(c) LBC is a Delaware limited liability company, the principal business of which is investment management. LBHC is a Delaware limited liability company, the principal business of which is to acquire and hold membership units of LB-TSS. LBC is the controlling member of LBHC. LB-TSS is a Delaware limited liability, the principal business of which is to acquire and hold membership units of Selling Source. LBHC is the controlling member of LB-TSS. Selling Source is a Delaware limited liability company, the principal business of which is on-line marketing and database management and related services. LB-TSS is the controlling member of Selling Source.

As further described in Items 4 and 6 of this Schedule 13D, Selling Source is party to a voting rights agreement, dated as of July 1, 2013 (the “Voting Rights Agreement”), by and between Selling Source and Mr. Robert Regular, the sole stockholder of NYPG (the “NYPG Holder”). Based on the foregoing, it is possible that Selling Source and the NYPG Holder may be deemed to constitute a “group” for purposes of Section 13d-3 of the Securities Exchange Act of 1934, as amended; however, the Reporting Persons do not affirm that such a group has been formed, and the Reporting Persons expressly disclaim beneficial ownership of all of the shares of Common Stock subject to the Voting Rights Agreement and any securities beneficially owned by any other person.

(d) None of the entities identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding.

(e) None of the entities identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 12, 2013, Ascend, Ascend Merger Sub, LLC, a Delaware limited liability company (“Merger Sub LLC”), Ascend Merger Sub, Inc., a Delaware corporation, (“Merger Sub Inc.”), Kitara Media, LLC (“Kitara Media”), a Delaware corporation and wholly owned subsidiary of Selling Source,

CUSIP No. 0435OH 308	Page 7 of 9 pages

New York Publishing Group, Inc. (“NYPG”), a Delaware corporation and certain securityholders of NYPG and Kitara Media (together the “Signing Holders”) entered into a Merger Agreement and Plan of Reorganization (as amended by that certain Amendment No. 1 to the Merger Agreement and Plan of Reorganization, dated as of July 1, 2013, the “Merger Agreement”, and such amendment, the “Merger Agreement Amendment”), pursuant to which, and subject to the terms and conditions thereof, on July 1, 2013 (the “Closing Date”), Merger Sub LLC merged with and into Kitara Media, and Merger Sub Inc. merged with and into NYPG (together, the “Mergers”), with each of Kitara Media and NYPG surviving the Mergers as wholly owned subsidiaries of Ascend. On the Closing Date, pursuant to the Merger Agreement, and subject to the terms and conditions thereof, at the effective time of the Mergers, Selling Source, as the sole holder of the membership units of Kitara Media, received 20,000,000 shares of Common Stock of the Issuer and the NYPG Holder received 10,000,000 shares of Common Stock of the Issuer, representing 33.9% and 16.9%, respectively, of the capitalization of the Issuer based on an aggregate total of 59,011,675 shares of the Issuer issued and outstanding immediately after completion of the Mergers, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 5, 2013. The Merger Agreement is incorporated as Exhibit A hereto by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K dated June 12, 2013 and filed with the Securities and Exchange Commission on June 12, 2013, and any description thereof is qualified in its entirety by reference thereto. The Merger Agreement Amendment is incorporated as Exhibit B hereto by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K dated July 5, 2013, and filed with the Securities and Exchange Commission on July 5, 2013, and any description thereof is qualified in its entirety by reference thereto.

The shares of Common Stock of the Issuer were issued to Selling Source and the NYPG Holder in exchange for their membership interests in Kitara Media and shares of common stock of NYPG, respectively. Selling Source did not use any funds for the acquisition of such shares of Common Stock of the Issuer.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Selling Source acquired 20,000,000 shares of Common Stock of the Issuer as a result of the Mergers described in Item 3 above. In connection with the Mergers, on the Closing Date, the Issuer, Selling Source and the NYPG Holder entered into the Registration Rights Agreement (as described in Item 6 below), the Issuer, Continental Stock Transfer and Trust Company and representatives of each of Selling Source, the NYPG Holder and the Issuer entered into the Escrow Agreement (as described in Item 6 below), Selling Source and the NYPG Holder entered into the Voting Rights Agreement (as described in Item 6 below) and the Issuer and Selling Source entered into a Lock-up Agreement (as described in Item 6 below).

Other than as described in this Schedule 13D, none of the Reporting Persons have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (ix) any action similar to any of those enumerated above.

CUSIP No. 0435OH 308	Page 8 of 9 pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) The information required in these paragraphs with respect to each Reporting Person is set forth in Rows 7 through 13 of the respective cover pages to this Schedule 13D and is incorporated herein by reference.

(c) Except as described in this Schedule 13D, to the knowledge of any of the Reporting Persons, no other transactions in the Common Stock were effected by the Reporting Person or any of the entities or persons named in Item 2 of this Schedule 13D during the sixty days prior to the date of this Schedule 13D.

(d) To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Lock-Up Agreements

In connection with the Mergers, on the Closing Date, the Issuer, Selling Source, the NYPG Holder, and certain other holders and pledgees of the Common Stock of the Issuer entered into Lock-up Agreements (the “Lock-up Agreements”), pursuant to which each of such parties agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose any of their shares of Common Stock of the Issuer, without the prior written consent of the Issuer, for 12 months after the Closing Date.

Registration Rights Agreement

In connection with the Mergers, on the Closing Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Signing Holders, which requires, among other things, from time to time, upon the demand of the Signing Holders holding at least 30% of the shares issued in the Mergers, Ascend, subject to the terms and conditions under the Registration Rights Agreement, to use its best efforts to register for public sale the shares of Common Stock of the Issuer acquired by the Signing Holders as consideration in the Mergers.

Subject to certain limitations, the Registration Rights Agreement also provides the Signing Holders with certain piggyback registration rights for underwritten public offerings that Ascend may effect for its own account or for the benefit of other selling stockholders.

Escrow Agreement

In connection with the Mergers, on the Closing Date, to provide for the indemnification obligations of Ascend, Selling Source and the NYPG Holder, Ascend, Continental Stock Transfer and Trust Company and representatives of each of Selling Source, the NYPG Holder and Ascend entered into an escrow agreement, pursuant to which an aggregate amount of shares equal to ten percent (10%) of the Ascend Common Stock (the “Escrow Shares”) received by Selling Source and the NYPG Holder at closing was deposited in escrow. The Escrow Shares will be released on the 5th business day after Ascend is required to file its Annual Report on Form 10-K with the SEC for the year ending December 31, 2013, less any amount of shares due in satisfaction of, or reserved with respect to, indemnification claims by the parties.

Voting Rights Agreement

In connection with the Mergers, on the Closing Date, Selling Source and the NYPG Holder entered into the Voting Rights Agreement, which requires, among other things, that if Selling Source exercises its right to nominate individuals to serve on Ascend’s board of directors, the NYPG Holder

CUSIP No. 0435OH 308	Page 9 of 9 pages

will vote all of his shares of Common Stock of the Issuer in favor of such Selling Source nominee, provided that the NYPG Holder is not required to vote his shares of Common Stock of the Issuer in any manner that would or may result in removing the NYPG Holder from Ascend’s board of directors.

The Voting Rights Agreement and all rights and obligations of the parties thereunder shall terminate upon Selling Source ceasing to be the beneficial or record owner of more than 30% of the shares of Common Stock of the Issuer received in connection with the Mergers or if the NYPG Holder ceases to be employed as the Chief Executive Officer of Ascend.

The foregoing descriptions of the Lock-up Agreements, the Registration Rights Agreement, the Escrow Agreement, and the Voting Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Lock-up Agreements, the Registration Rights Agreement, the Escrow Agreement, and the Voting Rights Agreement. Copies of the Lock-up Agreement, the Registration Rights Agreement and the Escrow Agreement are incorporated as Exhibits C, D, and E hereto, respectively, by references to Exhibits 10.3, 10.1 and 10.2, respectively, to the Issuer’s Current Report on Form 8-K dated July 5, 2013 and filed with the Securities and Exchange Commission on July 5, 2013, and any description thereof is qualified in its entirety by reference thereto. A copy of the Voting Rights Agreement is filed as Exhibit F hereto, and any description thereof is qualified in its entirety by reference thereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Agreement and Plan of Reorganization, dated as of June 12, 2013, by and among Ascend Acquisition Corp., Ascend Merger Sub, LLC, Ascend Merger Sub, Inc., Kitara Media, LLC, New York Publishing Group, Inc. and the securityholders party thereto (filed as Exhibit 2.1 to the Current Report on Form 8-K of Ascend Acquisition Corp. as filed with the Securities and Exchange Commission on June 12, 2013 and incorporated herein by reference).

Exhibit B	Amendment No. 1 to Merger Agreement and Plan of Reorganization, dated as of July 1, 2013, among Ascend Acquisition Corp., Ascend Merger Sub, LLC, Ascend Merger Sub, Inc., Kitara Media, LLC, New York Publishing Group, Inc. and the signing holders listed on the “Signing Holder Signature Page” thereto (filed as Exhibit 2.2 to the Current Report on Form 8-K of Ascend Acquisition Corp. as filed with the Securities and Exchange Commission on July 5, 2013 and incorporated herein by reference).

Exhibit C	Form of Lock-up Agreement, incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, dated July 5, 2013 and filed with the Securities Exchange Commission on July 5, 2013.

Exhibit D	Registration Rights Agreement, dated as of July 1, 2013, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated July 5, 2013 and filed with the Securities Exchange Commission on July 5, 2013.

Exhibit E	Escrow Agreement, dated as of July 1, 2013, by and among Ascend Acquisition Corp., the representatives of the former sole Member of Kitara Media, LLC and the former sole stockholder of New York Publishing Group, Inc., the committee representing the interests of Ascend Acquisition Corp. and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, dated July 5, 2013 and filed with the Securities Exchange Commission on July 5, 2013.

Exhibit F	Voting Rights Agreement, dated as of July 1, 2013, by and between Selling Source, LLC and Robert Regular.

Exhibit G	Power of Attorney, dated as of July 1, 2013, by and among Sam Humphreys, London Bay Capital, LLC, London Bay-TSS Holding Company, LLC, London Bay – TSS Acquisition Company, LLC and Selling Source, LLC.

Exhibit H	Agreement pursuant to Rule 13d-1(k)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: JULY 5, 2013	By:	/s/ Sam Humphreys
Name: Sam Humphreys, as Attorney-in-Fact for:

LONDON BAY CAPITAL, LLC*

LONDON BAY-TSS HOLDING COMPANY, LLC*

LONDON BAY-TSS ACQUISITION COMPANY, LLC*

SELLING SOURCE, LLC*

*  A Power of Attorney authorizing Sam Humphreys to act on behalf of this entity is filed as Exhibit G.

EXHIBIT INDEX

Exhibit A	Agreement and Plan of Reorganization, dated as of June 12, 2013, by and among Ascend Acquisition Corp., Ascend Merger Sub, LLC, Ascend Merger Sub, Inc., Kitara Media, LLC, New York Publishing Group, Inc. and the securityholders party thereto (filed as Exhibit 2.1 to the Current Report on Form 8-K of Ascend Acquisition Corp. as filed with the Securities and Exchange Commission on June 12, 2013 and incorporated herein by reference).

Exhibit B	Amendment No. 1 to Merger Agreement and Plan of Reorganization, dated as of July 1, 2013, among Ascend Acquisition Corp., Ascend Merger Sub, LLC, Ascend Merger Sub, Inc., Kitara Media, LLC, New York Publishing Group, Inc. and the signing holders listed on the “Signing Holder Signature Page” thereto (filed as Exhibit 2.2 to the Current Report on Form 8-K of Ascend Acquisition Corp. as filed with the Securities and Exchange Commission on July 5, 2013 and incorporated herein by reference).

Exhibit C	Form of Lock-up Agreement, incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, dated July 5, 2013 and filed with the Securities Exchange Commission on July 5, 2013.

Exhibit D	Registration Rights Agreement, dated as of July 1, 2013, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated July 5, 2013 and filed with the Securities Exchange Commission on July 5, 2013.

Exhibit E	Escrow Agreement, dated as of July 1, 2013, by and among Ascend Acquisition Corp., the representatives of the former sole Member of Kitara Media, LLC and the former sole stockholder of New York Publishing Group, Inc., the committee representing the interests of Ascend Acquisition Corp. and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, dated July 5, 2013 and filed with the Securities Exchange Commission on July 5, 2013.

Exhibit F	Voting Rights Agreement, dated as of July 1, 2013, by and between Selling Source, LLC and Robert Regular.

Exhibit G	Power of Attorney, dated as of July 1, 2013, by and among Sam Humphreys, London Bay Capital, LLC, London Bay-TSS Holding Company, LLC, London Bay – TSS Acquisition Company, LLC and Selling Source, LLC.

Exhibit H	Agreement pursuant to Rule 13d-1(k)